MANAGEMENT’S DISCUSSION AND ANALYSIS For the six months ended February 28, 2007

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

This management’s discussion and analysis ("MD&A") covers the operations of Tournigan Gold Corporation (the "Company") for the six months ended February 28, 2007 and subsequent activity up to April 25, 2007. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s annual MD&A for the year ended August 31, 2006 and the Company’s unaudited interim consolidated financial statements as at February 28, 2007 and 2006 and for the three and six months then ended prepared in accordance with Canadian GAAP.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe and North America. The Company’s principal uranium exploration properties are the Jahodna and Novoveska Huta properties in Slovakia and western USA properties held through the Sweetwater option agreement. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland.

HIGHLIGHTS

Uranium – Jahodna, Slovakia

  Completed 10,000-metre in-fill and step-out drill program at Jahodna deposit with results released. The Company expects to receive an updated resource estimate by June 2007.

Uranium – Novoveska Huta, Slovakia

  Completed one of a planned six-hole drill program to verify historic drill hole information.

Uranium – USA

  Completed geologic, geochemical and the first phase of a ground geophysics program on the Arizona Strip properties and commenced the compilation and interpretation of results. Arizona and Wyoming drill targets are currently being located and drill programs are planned to begin in the spring of 2007.

Gold – Kremnica, Slovakia

  The Company has received and is reviewing the draft pre-feasibility study.

  Kremnica South exploration drill results from four recently diamond drill holes have been received and are being compiled and interpreted. A follow-up exploration drill program is planned to start early in the summer of 2007.

Gold – Curraghinalt, Northern Ireland

  A 3,938 metre in-fill drill program with the objective of doubling the resource strike length was completed confirming that mineralization extends on strike.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations. For more detailed information, refer to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 28,	November 30,	August 31,	May 31,
	2007	2006	2006	2006
	$	$	$	$
Total assets	62,100,944	61,160,508	59,933,155	59,570,507
Exploration properties	21,313,587	18,077,146	15,407,706	12,357,682
Working capital	38,060,898	39,617,728	42,113,396	45,764,595
Shareholders’ equity	60,545,242	58,884,582	58,336,733	58,864,108
Net loss	(1,587,043)	(997,030)	(933,589)	(3,102,560)
Loss per share	(0.01)	(0.01)	(0.01)	(0.04)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 28,	November 30,	August 31,	May 31,
	2006	2005	2005	2005
	$	$	$	$
Total assets	59,684,982	17,561,693	13,746,449	12,350,754
Exploration properties	11,218,592	10,351,360	9,252,345	8,502,032
Working capital	47,135,246	6,026,757	3,242,897	2,772,113
Shareholders’ equity	59,046,856	17,061,067	13,186,785	11,912,263
Net loss	(2,371,739)	(229,748)	(1,075,814)	(485,497)
Loss per share	(0.03)	(0.00)	(0.02)	(0.01)

Overview

For the three months ended February 28, 2007, the Company incurred a net loss of $1,587,043 ($0.01 per share), a decrease of $784,696 compared to the net loss of $2,371,739 ($0.03 per share) in 2006. Operating expenses decreased by $241,700 to $2,044,460. Net non-operating income changed from an expense of $85,579 in 2006 to income of $457,417 in 2007, thereby increasing income by $542,996, as discussed below. The 2007 second quarter weighted average number of common shares increased to 112,798,702 from 77,429,466 in 2006 mainly as a result of a private placement in February 2006.

For the six months ended February 28, 2007, the Company incurred a net loss of $2,584,073($0.02 per share), a decrease of $17,414 compared to the net loss of $2,601,487 ($0.03 per share) in 2006. Operating expenses increased by $343,296 to $3,595,756 and net non-operating income increased by $360,710 to $1,011,683, as discussed below. The weighted average number of common shares increased to 112,498,522 from 76,512,495 in 2006 as explained above for the quarter.

Exploration property costs capitalized for the six months ended February 28, 2007 was $5,905,881 compared to $1,966,247 in 2006, as discussed below.

Salaries, Consulting Fees and Stock-Based Compensation

Salaries, consulting and stock-based compensation are the Company’s most significant operating expense. For the quarter ended February 28, 2007, these costs decreased by $432,810 to $1,272,690 compared to 2006. Stock-based compensation decreased by $668,002. In the second quarter of 2007 stock-based compensation was $870,779 compared to $1,538,781 in 2006. The vesting provisions of the Company’s stock option plan are such that one third of the total option cost is generally recognized on the date of grant. The decrease in stock-based compensation expense was mainly due to the decrease in the number of options granted in the period. In the second quarter of fiscal 2007, the Company granted 1,100,000 options compared to 3,994,945 in the comparable period in 2006. Salaries and consulting expenses increased by $235,192 to $401,911, which reflects the increased number of employees as the Company expands its operations.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended February 28, 2007, salaries, consulting and stock-based compensation decreased by $380,407. Increased salaries and consulting expenses of $274,168 were more than offset by decreased stock-based compensation expense of $654,575. Excluding the executive bonus of $165,000 included in the first quarter of fiscal 2006, salaries and consulting costs increased by $439,168 to $853,093 due to the increase in the number of employees. In 2007 stock-based compensation was $1,187,886 compared to $1,842,461 in 2006. The decrease in stock-based compensation expense was mainly due to the decrease in the number of options granted in the period. In the first half year of fiscal 2007, the Company granted 1,360,000 options compared to 4,724,945 in the comparable period in 2006.

Other Significant Operating Expense Items

Property investigation and corporate development expenses increased by $198,765 to $322,203 for the quarter and by $547,263 to $688,213 for the half year compared to fiscal 2006. These increases relate mainly to the pursuit of investment opportunities in Eastern Europe. Investor relations expense decreased by $196,850 to $68,053 for the quarter and by $197,859 to $336,851 for the half year compared to fiscal 2006. These decreases mainly relate to one-time European investor campaign costs of approximately $160,000 in the second quarter of fiscal 2006. Administration expenses increased by $50,475 to $153,652 for the quarter and by $169,680 to $333,809 for the half year compared to the comparable prior years’ periods, mainly due to increases in costs for the Company’s new office and general office expenses to support a greater number of employees.

Significant Other Income (Expense) Items

Interest income increased by $320,191 to $403,319 for the quarter and by $737,869 to $850,412 for the half year due to the increase in short-term investments funded by the February 2006 private placement, which raised gross proceeds of $45,250,150. Foreign exchange gains were $38,054 for the second quarter of fiscal 2007 mainly due to translation gains on Slovakian koruna monetary items. In the first quarter of fiscal 2007 the Company reported foreign exchange gains of $107,173, mainly due to realized foreign exchange gains on US Dollar denominated short-term investments. In the first quarter of fiscal 2006 the Company had a one-time recovery of note receivable income of $708,720.

Uranium Exploration Properties

Uranium exploration costs capitalized in the six months ended February 28, 2007 were $1,570,384 compared to $748,765 in the prior year period.

Expenditures on the Jahodna property were $845,394 for the half year, of which $683,387 was for drilling and assays. These costs related to the Company’s 10,000-metre diamond drill program. The Company announced the discovery of a new high grade zone and expects to receive an updated resource estimate by June 2007. The Company’s actual expenditures were greater than those estimated in its May 16, 2006 prospectus due to both increases in drilling rates and greater number of metres drilled.

Other Slovakian uranium property costs capitalized for the half year were $232,310, the majority of which relates to one drill hole completed on the Novoveska Huta property.

The Company capitalized costs of $492,680 for the half year 2007 to its uranium exploration properties in the United States, of which $206,818 related to annual licence fees in Arizona, Wyoming and South Dakota.

Gold Exploration Properties

Gold property exploration costs capitalized for first half of fiscal 2007 were $4,179,779.

Expenditures on the Kremnica gold property were $1,762,637, of which $611,098 was for drilling and assay costs related to exploration drilling on Kremnica South. Public and government communication costs to facilitate the permitting process were $203,235. The costs for socio-environmental studies were $220,772 and for other studies and evaluations were $252,740, mainly related to pre-feasibility study costs.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expenditures on Curraghinalt were $2,257,814 for the half year, which includes $1,407,850 in acquisition costs. In February 2007, the Company renegotiated the purchase and sale agreement related to its wholly-owned subsidiary, Ulster Minerals Limited. Ulster Minerals Limited holds mineral exploration licenses including the Curraghinalt gold property. The fair value of 500,000 common shares of the Company issued to Strongbow Exploration Inc. was $1,400,000 as consideration to terminate the Company’s remaining contingent common share and income tax benefit obligations to Strongbow. Drilling and assay costs were $517,895. The Company’s 3,938 metre in-fill drill program whose objective was the doubling of the resource strike length was completed confirming that mineralization extends on strike.

Other Exploration Properties

All of the other exploration costs capitalized for first half of fiscal 2007 of $155,718 are for the Brehov property and were mainly for the cost of one drill hole.

Working Capital

Working capital was $38,060,898 as at February 28, 2007 as compared to $42,113,396 as at August 31, 2006. The $4,052,498 decrease is mainly due to cash used in operations and exploration property investing activities. Other receivables increased by $533,576 to $917,063 largely due to the timing of the receipt of recoverable Slovakian commodity taxes. Prepaid expenses and deposits decreased by $221,502 to $223,097 as a result of decreased advances for US property claims made under the option agreement with Sweetwater River Resources LLC. Accounts payable and accrued expenses decreased by $126,760 to $1,412,442.

Shareholders’ Equity

Shareholders’ equity increased by $2,208,509 to $60,545,242 as at February 28, 2007. Share capital increased by $4,042,161 as a result of the exercise of 1,051,670 stock options, 873,595 warrants and the issuance of 500,000 common shares for exploration properties as described above. Accumulated other comprehensive income was $323,759 as at February 28, 2007 compared to $nil at August 31, 2006. Effective September 1, 2006 the Company prospectively adopted three new accounting standards related to financial instruments with no restatement of prior period financial statements. The accumulated other comprehensive income balance represents unrealized gains on the Company’s marketable securities and long-term investment.

	Common Shares	Stock Options	Warrants	Share Capital
	Outstanding	Outstanding	Outstanding	$
Balance, February 28, 2007	114,356,528	7,690,000	6,823,865	98,903,560

Stock options granted	–	400,000	–	–
Stock options exercised	662,667	(662,667)	–	592,162
Stock options cancelled	–	(150,000)	–	–
Warrants exercised	1,215,328	–	(1,215,328)	1,005,291
Balance, April 25, 2007	116,234,523	7,277,333	5,608,537	100,501,013

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash increased by $927,227 in the six months ended February 28, 2007 to $1,590,679. Cash flows used in operating activities were $1,055,398 compared to $763,420 in the first half of fiscal 2006. Cash flow from operations in 2006 includes a one-time cash receipt item of $708,720 from the recovery of a note receivable previously fully provided for in 2001.

Cash flows from investing activities were $101,688 for the six months ended February 28, 2007. Net redemption of short-term investments provided $5,373,858 compared to the net acquisition of short-term investments of $42,176,600 in the prior year. Exploration property expenditures used cash of $5,121,285 for the period as compared to $1,879,247 in the prior year as the Company has increased its expenditures on Curraghinalt, Kremnica and Jahodna. Cash flows from the issuance of share capital and warrants were $1,880,937 compared to $48,532,097 in 2006. The decrease was mainly due to private placement financings in the prior year.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and Short-term Investments

The cash and short term investment components of working capital as at February 28, 2007 consisted of $1,590,679 in bank deposits and $36,814,422 in short-term investments. As at February 28, 2007, the weighted average term-to-maturity of the short-term investment portfolio was less than two months. The Company’s short-term investments are highly liquid and available to meet ongoing commitments.

Contractual Obligations and Contingencies

There were no material changes to the Company’s contractual obligations and contingencies in the quarter.

Additional Financing

To date, the Company’s ongoing operations have been almost entirely financed by private placements and exercises of warrants or stock options. Additional financing will be required to build a gold mine at Kremnica and to further develop its uranium properties. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Certain directorship and senior management roles were contracted to companies owned and operated by directors and officers of the Company, namely the roles held by Messrs. Damien Reynolds and Hein Poulus as directors and Messrs. Garry Stock and Bob Nowell as officers. These contracts were for fixed monthly amounts as well as stock options. These professional fees were based on rates commensurate with the costs of obtaining employee or director services. Consulting fees to companies controlled by directors decreased to $22,903 for the six months ended February 28, 2007 from $210,000 for the same period in 2006, mainly due to a bonus payment made to Mr. Reynolds in the first quarter of fiscal 2006. Consulting fees to companies controlled by officers decreased to $26,000 in the half year fiscal 2007 from $42,000 in 2006. These amounts are presented within salaries, consulting and stock-based compensation expense.

The Company’s solicitors are Stikeman Elliott LLP. A director, Mr. Hein Poulus, is a partner in the firm. Stikeman Elliott LLP’s fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company’s operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Activities

The Company operates in Slovakia, Northern Ireland and the USA and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Foreign currency exchange

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovakian Koruna, the US Dollar, the Great Britain Pound and the Euro.

As at August 31, 2006 the Company had US $5,327,000 in short-term investments. Subsequent to year end the Company’s US Dollar commercial paper matured and the Company made no further US Dollar investments. The Company will generally only purchase foreign exchange as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

Credit

The Company is exposed to credit risk on its short-term investment portfolio. The Company’s investments are all rated R-1 high, the highest rating for money market investments.

Interest rate

The Company’s short-term investments are discount notes that earn a fixed rate over less than a six month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

DISCLOSURE CONTROLS AND PROCEDURES

As at February 28, 2007, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer have concluded that there were no changes in the period from those disclosed in our management discussion and analysis for the fiscal year ended August 31, 2006.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In January 2007 the Company designed a formal investment policy for Board approval. During the three months ended February 28, 2007, there were no other changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

During fiscal 2007 the Company plans to continue on its growth trend by engaging in aggressive uranium exploration activities on the Jahodna property and the Novoveska Huta trend, completion of the Kremnica gold pre-feasibility study and commence work on the final feasibility study, further exploration on its US uranium properties and on its gold properties, Kremnica South (Lutila licence) and Curraghinalt. The Company will also explore other joint venture and merger and acquisition opportunities.

FORWARD LOOKING STATEMENTS

This management’s discussion and analysis contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

  strategies and objectives;

  interest and other expenses;

  tax position and tax rates;

  political unrest or instability in foreign countries and its impact on foreign assets;

  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for exploration properties;

  estimates of the quantity and quality of mineral resources;

  planned capital expenditures and estimates of reclamation and other costs related to environmental protection;

  future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

  financial and operating objectives;

  exploration, environmental, health and safety initiatives;

  availability of qualified employees for operations;

  outcome of legal proceedings and other disputes;

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans including risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risk associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

not limited to, assumptions about:

  general business and economic conditions;

  interest rates and foreign exchange rates;

  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

  the availability of financing for development projects on reasonable terms;

  costs of production and production and productivity levels, as well as those of competitors;

  ability to secure adequate transportation for products;

  ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

  ability to attract and retain skilled staff;

  the impact of changes in foreign exchange rates on costs and results;

  engineering and construction timetables and capital costs for development and expansion projects;

  costs of closure of various operations;

  market competition;

  the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

  tax benefits and tax rates;

  the resolution of environmental and other proceedings or disputes;

  ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This management discussion and analysis uses the terms "measured and indicated resources". The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not "mineral reserves" do not have demonstrated economic viability. Disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This management discussion and analysis uses the term "inferred resources". The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.